SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                          For the Month of May 21, 2003


                             MARCONI CORPORATION PLC

             (Exact name of Registrant as specified in its Charter)


                                    4th Floor
                                  Regents Place
                                 338 Euston Road
                                     London
                                     NW1 3BT
                    (Address of principal executive offices)


(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)


                             Form 20-F X   Form 40-F


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                                   Yes   No X


              CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS


In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 (the "Reform Act"), Marconi plc ( the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. Reliance should not be placed on such statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievement). Certain factors that may cause such differences include but are not limited to the following: (1) any major disruption in production at our key facilities; (2) changes in the environmental, tax and other laws and regulations, which, among other things, could cause us to incur substantial additional capital expenditures and operation and maintenance costs; and (3) adverse changes in the markets for our products, including as a result of increased competition in the highly competitive international markets for such products. These and other risks, uncertainties and factors are discussed in the Company's Registration Statement on Form F-1 and other filings with the Securities and Exchange Commission, including this Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements which speak only as to the Company's judgment as of the date hereof. Any such forward-looking statements are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.


The company today received the following notification pursuant to section 198 of the Companies Act 1985:


                             Appaloosa Management LP
                                 26 Main Street
                                Chatham, NJ 07928

21 May 2003

The Directors
Marconi Corporation plc
New Century Park
PO Box 53
Coventry
CV3 HIJ

Dear Sirs,

Marconi Corporation plc (the "Company")

We write to notify you of certain  information  pursuant to the  requirements of
s.198 et seq., Part VI of the Companies Act 1985.

As of 19 May 2003, Appaloosa Investment Limited Partnership I of 26 Main Street, Chatham, New Jersey 07928, USA ("AILP") had a notifiable interest in and was registered holder of 71,685,199 ordinary shares in the Company (the "Ordinary Shares"). On 19 and 20 May 2003, AILP disposed of 8,647,425 Ordinary Shares (the "AILP Shares"), so that it now has a notifiable interest in and is registered holder of 63,037,774 Ordinary Shares (the "Retained AILP Shares"). AILP no longer has a notifiable interest in the AILP Shares.

As of 19 May 2003, Palomino Fund Limited ("Palomino") of 26 Main Street, Chatham, New Jersey 07928, USA had a notifiable interest in and was registered holder of 62,804,702 Ordinary Shares. On 19 and 20 May, 2003, Palomino disposed of 7,566,075 Ordinary Shares (the "Palomino Shares"), so that it now has a notifable interest in and is registered holder of 55,227,627 Ordinary Shares (the "Retained Palomino Shares"). Palomino no longer has a notifiable interest in the Palomino Shares.

The AILP Shares, the Retained AILP Shares, the Palomino Shares and the Retained Palomino Shares are those Ordinary Shares transferred to each of AILP and Palomino under schemes of arrangement of Marconi plc and the Company pursuant to
s.425 of the Companies Act 1985.

For the purposes of s.203 Companies Act 1985 we notify you that there is a management entity of AILP. Appaloosa Management Limited Partnership ("AMLP") which is a body corporate and has a notifiable interest in the Retained AILP Shares. The managing entity of AMLP is Appaloosa Partners Inc. ("Appaloosa Inc."), which is a body corporate and has a notifable interest in the Retained AILP Shares. Appaloosa Inc. is controlled by David Tepper who has a notifiable interest in the Retained AILP Shares.

As at 19 May 2003, each of AMLP, Appaloosa Inc. and David Tepper had a notifiable interest in the AILP Shares pursuant to s.203 of the Companies Act, 1985. They no longer have a notifiable interest in the AILP Shares.

This notice of interest is given in fulfilment of the obligation of each of AILP, Palomino, AMLP and Appaloosa Inc. under the requirements of s.198 et seq.,
Part VI of the Companies Act 1985 and supersedes all previous notices given by us pursuant to Part VI of the Companies Act 1985.

Please acknowledge receipt of this letter by signing and returning the enclosed duplicate of this letter.


Yours faithfully,

For and on behalf of
Appaloosa Investment Limited Partnership I

For and on behalf of
Palomino Fund Limited

For and on behalf of
Appaloosa Management Limited Partnership

For and on behalf of
Appaloosa Partners Inc.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                       MARCONI CORPORATION PLC


                                       By:     ____M Skelly____

                                       Name:   M Skelly
                                       Title:  Company Secretary


Date: May 21, 2003